Mail Stop 4561

July 21, 2006

Mr. Charles G. Baltuskonis
Executive Vice President, Chief Financial Officer
Community West Bancshares
445 Pine Avenue
Goleta, California 93117

> **Re:** **Community West Bancshares**
> **Form 10-K for the Fiscal Year ended December 31, 2005**
> **File No. 000-23575**

Dear Mr. Baltuskonis:

We have reviewed your response letter dated June 28, 2006 and the amendment to the Form 10-K filed June 26, 2006 and have the following additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Cash Flows, page F-5

1.   We note your response to comment 2 of our letter dated June 1, 2006 that you present the net loan originations and sales of SBA and mortgage loans originated with the intent to sell as investing cash flows. Paragraph 9 of SFAS 102 requires that cash flows resulting from originations, acquisitions and sales of loans should be classified as operating cash flows if those loans are originated or acquired specifically for resale. Please amend your December 31, 2005 10-K and applicable Forms 10-Q to restate your Statements of Cash Flows to present as operating activities the cash flows related to the origination/purchase and sales/securitization of loans for which you had the intent to sell or securitize when the loan was originated or purchased. If you do not believe this would result in a material change to your Statements of Cash Flows, please provide us with a comprehensive analysis of the impact, including the applicable gross and net cash flows for the periods presented.

Note 3 – Loan Sales and Servicing, page F-10

2.   We have reviewed your response to comment 3 of our letter dated June 1, 2006. In future filings please clearly disclose how you account for the loan rate lock and the forward sale commitments, the hedging relationship to which you refer in your disclosure, and your basis for the accounting treatment. Please provide us with your proposed future disclosure.

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        Please respond to these comments within ten business days or tell us when you will respond. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments. You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3449 if you have questions regarding these comments.

                        Sincerely,

                        Joyce Sweeney
                        Accounting Branch Chief